07001742

SECURITIE ... COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

cm

| SEC FILE NUMBER |
|---|
| 8- 33944 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING April 1, 2006 (MM/DD/YY) AND ENDING March 31, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gordon Haskett Capital Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

441 Lexington Avenue
(No. and Street)

| New York, | NY | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Allan S. Gordon~~ 212-883-0600
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED
OCT 09 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Company, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

| 120 Broadway | New York | NY | 10271 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Allan S. Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gordon Haskett Capital Corporation, as of March 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MARK B. BORTECK
Notary Public, State of New York
No. 02BO4626868
Qualified in Westchester County
Commission Expires [illegible] 31, 2010

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# GORDON, HASKETT CAPITAL CORPORATION

## STATEMENT OF FINANCIAL CONDITION

## MARCH 31, 2007

**GORDON, HASKETT CAPITAL CORPORATION**
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2007

# CONTENTS

Member AICPA Division for Firms,
Center for Public Company Audits and
Private Company Practice Sections
Registered with the Public Company
Accounting Oversight Board

**TODMAN & CO., CPAS, P.C.**

*Certified Public Accountants and Business Consultants*
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL (212) 962-5930
FAX (212) 385-0215

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
**Gordon, Haskett Capital Corporation**
441 Lexington Avenue
New York, NY 10017

We have audited the accompanying statement of financial condition of Gordon, Haskett Capital Corporation as of March 31, 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gordon, Haskett Capital Corporation as of March 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Todman & Co., CPAs, P.C.

**New York, New York**
**May 23, 2007**

**GORDON, HASKETT CAPITAL CORPORATION**
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2007

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 1,965,978 |
| Clearing deposit | 100,000 |
| Commissions receivable | 117,132 |
| Investment, at market value | 7,009,688 |
| Exchange membership contributed for use of the Company - at market value | 345,000 |
| Furniture and fixtures (net accumulated depreciation of $131,543) | 6,924 |
| Total assets | $ 9,544,722 |

## LIABILITIES, SUBORDINATED LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Liabilities | |
| Accounts payable and accrued expenses | $ 75,000 |
| Liabilities subordinated to claims of general creditors | |
| Exchange membership contributed for use of the Company | 345,000 |
| Total liabilities | 420,000 |
| Commitments and contingencies | |
| Stockholders' equity | |
| Capital stock, par value $.01 per share | |
| Authorized: 1,000 shares | |
| Issued and outstanding: 96 shares | 1 |
| Additional paid-in capital | 5,443,050 |
| Retained earnings | 3,681,671 |
| Total stockholders' equity | 9,124,722 |
| Total liabilities, subordinated liabilities and stockholders' equity | $ 9,544,722 |

The accompanying notes are an integral part of these financial statements.

**GORDON, HASKETT CAPITAL CORPORATION**
STATEMENT OF INCOME
YEAR ENDED MARCH 31, 2007

| | |
|---|---|
| Income | |
| Commissions | $ 3,205,228 |
| Floor brokerage and other income | 76,419 |
| Trading and investment | 1,110,369 |
| Interest | 100,597 |
| | 4,492,613 |
| Expenses | |
| Employee compensation and benefits | 1,954,940 |
| Commissions | 585,000 |
| Floor brokerage | 137,309 |
| Communications | 27,261 |
| Rent | 167,691 |
| Professional and consulting fees | 159,330 |
| Other expenses | 999,976 |
| | 4,031,507 |
| Net income | $ 461,106 |

The accompanying notes are an integral part of these financial statements.

**GORDON, HASKETT CAPITAL CORPORATION**
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED MARCH 31, 2007

| | Capital Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance, beginning of year | $ 1 | $ 5,443,050 | $ 3,220,565 | $ 8,663,616 |
| Net income | - | - | 461,106 | 461,106 |
| Balance, end of year | $ 1 | $ 5,443,050 | $ 3,681,671 | $ 9,124,722 |

The accompanying notes are an integral part of these financial statements.

**GORDON, HASKETT CAPITAL CORPORATION**
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED MARCH 31, 2007

| | Contributed Exchange Membership | Cash | Total |
|---|---|---|---|
| Subordinated liabilities - April 1, 2006 | $ 175,000 | $ - | $ 175,000 |
| Market value increase in contributed exchange membership | 170,000 | - | 170,000 |
| Subordinated liabilities - March 31, 2007 | $ 345,000 | $ - | $ 345,000 |

The accompanying notes are an integral part of these financial statements.

**GORDON, HASKETT CAPITAL CORPORATION**
STATEMENT OF CASH FLOWS
Increase (Decrease) in Cash and Cash Equivalents
YEAR ENDED MARCH 31, 2007

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 461,106 |
| Adjustments to reconcile net income to net | |
| Cash provided by (used in) operating activities: | |
| Depreciation | 27,693 |
| Unrealized gains - investments | (780,559) |
| (Increase) decrease in assets: | |
| Receivable from clearing brokers | 20,439 |
| Clearing deposit | (100,000) |
| Commissions receivable | 26,348 |
| Other assets | 50,000 |
| Increase (decrease) in liabilities: | |
| Accounts payable and accrued expenses | (25,000) |
| Total adjustments | (781,079) |
| Net cash used in operating activities | (319,973) |
| Cash and cash equivalents at beginning of year | 2,285,951 |
| Cash and cash equivalents at end of year | $ 1,965,978 |
| Supplemental disclosure of cash flows information: | |
| Cash paid during the year for income taxes | $ 6,172 |
| Supplemental schedule of noncash investing and financing activities: | |
| Market value increase in contributed exchange membership | $ 170,000 |

The accompanying notes are an integral part of these financial statements.

**GORDON, HASKETT CAPITAL CORPORATION**
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007

## Note 1 - Nature of Business and Summary of Significant Accounting Policies

### (a) Nature of Business

Gordon, Haskett Capital Corporation (the "Company") is a Delaware corporation formed for the purpose of conducting business as a broker-dealer in securities. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

### (b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### (c) Revenue Recognition

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

### (d) Securities Owned

Securities owned are recorded at market value. Securities not readily marketable are valued at fair value as determined by management.

### (e) Property and Equipment

Depreciation on office furniture and equipment is provided on a straight line basis over the useful lives of the assets of five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

### (f) Exchange Membership

The exchange membership contributed for the use of the Company and subordinated to claims of general creditors is carried at market value with an offsetting amount recorded as subordinated liabilities.

### (g) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business. Cash and cash equivalents at March 31, 2007 consists primarily of United States Treasury bills.

**Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)**

**(h) Income Taxes**

The Company has elected, by unanimous consent of its stockholders, to be taxed under the provisions of subchapter "S" of the Internal Revenue Code and reports its taxable income on a cash basis for each calendar year. Under those provisions, the Company does not provide for federal and state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. No provision has been made for New York City corporation tax since it was considered immaterial. At March 31, 2007, the Company has New York City net operating loss carryforwards of approximately $3,800,000 expiring in 2021 through 2024, giving rise to a deferred tax asset of $369,000 offset by a contra valuation allowance in the same amount.

**Note 2 – Investment, at Market Value**

The investment consists of NYSE Group common stock valued at $7,009,688, of which $4,912,500 is subject to transfer restrictions scheduled to expire ratably over two years from the issue date. Therefore, this portion of the investment is treated as a non-allowable asset for Net Capital Computation purposes under SEC Rule 15c3-1 for the duration of the applicable restriction period.

**Note 3 - Property and Equipment**

The components of property and equipment are as follows:

| | |
|---|---|
| Office equipment | $ 102,323 |
| Furniture and fixtures | 36,144 |
| | 138,467 |
| Less: Accumulated depreciation | (131,543) |
| | $ 6,924 |

**Note 4 - Consolidation of Variable Interest Entity**

FASB issued FIN 46, Consolidation of Variable Interest Entities, (amended by FIN 46R) with an initial measurement for pre-existing entities or business arrangements effective in 2006. FIN 46R addresses the consolidation of business enterprises to which the usual condition of consolidation (ownership of a majority voting interest) does not apply. This interpretation focuses on controlling financial interests that may be achieved through business arrangements that do not involve voting interests. It concludes that, in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary is required to consolidate the assets, liabilities and results of operations of the variable interest entity in its financial statements.

The Corporation has evaluated its relationship with one entity and has determined that, although the entity is a variable interest entity and the Corporation holds a variable interest in the entity, this entity is not required to be consolidated in the Corporation's financial statements pursuant to FIN 46.

**Note 4 - Consolidation of Variable Interest Entity (Continued)**

The Partnership leases office space from a related entity, 100% owned by a 50% stockholder of the Company, on a month-to-month basis. Approximately $250,000 represents the annual fair market rent of which $150,052 was expensed for the fiscal year ended March 31, 2007. The Company is not the primary beneficiary.

**Note 5 - Net Capital Requirement**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that net capital, as defined, shall be at least the greater of $1,000,000 or 6-2/3% of total aggregate indebtedness, as defined. The Company had net capital of $3,634,302, which exceeded the requirement of $1,000,000 by $2,634,302. The Company's net capital ratio was 2%.

**Note 6 - Financial Instruments With Off-Balance-Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

END

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A copy of the Company's statement of financial condition as of March 31, 2007, pursuant to Securities and Exchange Commission Rule 17a-5, is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission.